Jefferies Group, Inc.
520 Madison Avenue
New York, New York 10022
November 9, 2010
Via EDGAR — CORRESPONDENCE
Mr. Kevin Woody
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Jefferies Group Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed February 26, 2010 File Number 001-14947
Dear Mr. Woody:
          Reference is made to the comments of the staff of the Securities and Exchange Commission with respect to the above-referenced Annual Report on Form 10-K in the letter dated October 8, 2010, addressed to Mr. Peregrine C. Broadbent, Chief Financial Officer of Jefferies Group, Inc.
          The staff’s comments in the comment letter are copied below for your reference, and are followed by our response. The captions below correspond to those used in the comment letter.
General
1.	We note your response to our prior comment 1. Please revise your MD&A in future filings to include a discussion of the advantages you believe you have obtained by changing your fiscal year.

We will revise our MD&A in future filings to include a discussion of the advantages we believe we have obtained as a result of the change in our fiscal year end.
Form 10-K for the year ended December 31, 2009
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity, Financial Conditions and Capital Resources
Liquidity, page 32

2.	We have considered your response to our prior comment 2. Please tell us the value of assets which have been identified by you as being liquid that have not been pledged as collateral. Additionally, tell us the ease with which these assets could be sold. Finally, please revise the liquidity section of your MD&A to include this additional information and the information provided in your response.

Of the $7.2 billion in liquid assets at December 31, 2009 as noted in our response dated August 25, 2010, the following financial assets were not pledged as of the balance sheet date (in thousands):

Corporate equity securities	$485,246
Corporate debt securities	70,533
Government, federal agency and other sovereign obligations	36,981

Total	$592,760

We estimate that each of the individual securities within each asset class could be sold into the market and converted into cash within three business days under normal market conditions, assuming that the entire portfolio of a given asset class was not simultaneously liquidated.

We will revise our liquidity section within our MD&A in future filings to include the additional information in this response and in our response dated August 25, 2010 to the Staff’s prior comment 2.
Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
(1) Organization and Summary of Significant Accounting Policies
Securities Borrowed and Securities Loaned, page 63
3.	We have read your response to our prior comment 3. Please tell us what disclosures the company plans to make with the respect to the error correction noted in your response. In your response, include any disclosure the company plans to make with respect to disclosure controls and procedures and internal control over financial reporting.

We have included the following disclosure in Footnote 1 to our consolidated financial statements included within our Quarterly Report on Form 10-Q for the quarterly period ended August 31, 2010, filed on October 12, 2010:

“Interest income and interest expense for the five months ended May 31, 2010 previously reported in our quarterly report on Form 10-Q were understated by equal and offsetting amounts. There was no impact on Interest income or Interest expense for the three months ended August 31, 2010. Interest income for the eight months ended August 31,

2010 has been adjusted to increase interest income for the three months ended March 31, 2010 by $5.6 million from $150.0 million to $155.6 million, to increase interest income for the three months ended May 31, 2010 by $24.9 million from $150.2 million to $175.1 million and to increase interest income for the five months ended May 31, 2010 by $28.3 million from $250.1 million to $278.4 million. Interest expense for the eight months ended August 31, 2010 has been adjusted to increase interest expense for the three months ended March 31, 2010 by $5.6 million from $75.4 million to $81.0 million, to increase interest expense for the three months ended May 31, 2010 by $24.9 million from $71.1 million to $96.0 million and to increase interest expense for the five months ended May 31, 2010 by $28.3 million from $120.0 million to $148.3 million. There was no impact on Net revenues, Net earnings or Earnings per share for the three months ended March 31, 2010, for the five months ended May 31, 2010 or for the eight months ended August 31, 2010 due to these changes. These adjustments had similar impacts on the supplemental disclosure of cash paid (received) for interest contained within the Consolidated Statement of Cash Flows.”

We do not believe that disclosure with respect to disclosure controls and procedures and internal controls over financial reporting in our quarterly or annual filings related to the above error correction is required. Item 308(c) of Regulation S-K requires disclosure in a company’s Form 10-Q (or Form 10-K if for the fourth quarter) of any change in the company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting or disclosure controls and procedures. This error has not materially affected, and is not reasonably likely to materially affect, our internal control over financial reporting or disclosure controls and procedures. Our evaluation of the impact of the error on the consolidated financial statements considered both qualitative and quantitative factors and we do not believe that the error would alter a financial statement user’s view when considered the total mix of financial information available. Accordingly, as there was no material impact on the consolidated financial statements related to the error, and in our judgment there is not a reasonable possibility that a material error could have occurred and not otherwise been detected, this occurrence does not rise to the level of a material weakness, and thus there has been no material effect on our internal control over financial reporting or disclosure controls and procedures.
Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase, page 63
4.	We note in your response to our prior comment 4 that you have not recognized assets and liabilities in certain securities lending transactions where no cash has been exchanged. Please tell us the total amount of assets and liabilities recorded related to those transactions.

At September 30, 2009, we inadvertently recorded Securities borrowed of $766.7 million and Securities sold under agreements to repurchase of $766.7 million in our Consolidated Statement of Financial Condition. At December 31, 2009, we inadvertently recorded

Securities borrowed of $1,033.6 million and Securities loaned of $1,033.6 million in our Consolidated Statement of Financial Condition.

5.	We have considered your response to our prior comment 5. In future filings, please enhance your disclosure to include a discussion of the average repo balances for the period and an explanation for any significant variances between the average balances for the period and the period end balances.

In future filings, within the Liquidity and Capital Resources section of our MD&A, we will include a discussion of average repo balances for the period and an explanation for any significant variances between the average balances for the period and the period end balances.
Legal Reserves, page 64
6.	We have read your response to our prior comment 8. Please tell us how you have applied the guidance in ASC Topics 450-20-50-3 and 50-4 in preparing your proposed disclosure.

At December 31, 2009 and August 31, 2010, we do not believe that any potential loss above and beyond what was accrued in the consolidated financial statements is a material amount. We included the following within our disclosure of our accounting policy for legal reserves in our third quarter 10-Q to address the requirements regarding the nature of the contingency and a statement that an estimate of the possible loss or range of loss cannot be made in these cases and will revise our disclosure in future filings as following to incorporate our assessment (to the extent the facts and circumstances and our assessment of such remains consistent) [Text added is underlined and text deleted is ~~stricken~~]:

“In the normal course of business, we have been named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our activities as a global securities and investment banking firm. We are also involved, from time to time, in other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding our businesses, certain of which may result in judgments, settlements, fines, penalties or other injunctions....In many instances, it is not possible to determine whether any loss is probable or even possible or to estimate the amount of any loss or the size of any range of loss. We believe that, in the aggregate, the pending legal actions or proceedings should not have a material adverse affect on our consolidated results of operations, cash flows or financial condition~~, although they might be material to the results of a quarter~~. In addition, we believe that any amount that could be reasonably estimated of potential loss or range of potential loss in excess of what has been provided in the consolidated financial statements is not material.”

          We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please feel free to contact the undersigned at 310-914-1373 with any questions.

Sincerely,
/s/ Roland T. Kelly
Roland T. Kelly
Assistant Secretary